BELEZA LUXURY GOODS, INC.
5925 Kirby Drive, Suite E324
Houston Texas 77005

November 6, 2008

United States
Securities and Exchange Commission
H. Christopher Owings
Assistant Director

Dear Mr. Owings:

Re:      Beleza Luxury Goods, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed January 24, 2008
File No.  333-147141

We are writing in response to your comment letter of February 13, 2008.  Please see our corresponding responses below.

1.  We understand that the Commission recently adopted amendments to the reporting obligations of small business issuers.

Risk Factors, page 2

2.  We have amended the risk factor titled “Potential of indebtedness and “Future Capital necessary…” to further discuss the reasons why these are material risks.

3.  We have removed the risk factor “Because we face risks associated with government regulation….”.  Although the company is required to file monthly reports with the State and Federal Governments, there is no penalty when not filed.

Plan of Distribution, page 15

4.  We understood that this comment was required in the prospectus.  We have removed the statement: “Once a market develops, we will file a post-effective amendment to revise the cover page and plan of distribution to reflect current market prices.”

Management’s Discussion and Analysis of Plan of Operations, page 23

5.  We have amended our MD&A section and added more detail as to underlying causes for changes.

Industry Overview, page 27

6.  We have removed the statement “Total revenue generated by the Art Dealers Industry increased by an annual average of 2.6% between 1999 and 2004…” as we can no longer find the article on-line.  We have amended our Exhibit 99.2 to show the article in full with regard to the statement “the cigar business crested in 1964, when Americans were smoking 9 billion annually.” and highlighted this statement in the article.

Telephone:  713.851.1121

BELEZA LUXURY GOODS, INC.
5925 Kirby Drive, Suite E324
Houston Texas 77005

Reports to Security Holders, page 32

7. We have revised this section to include the correct address.

Financial Statements for Fiscal Quarter Ended September 30, 2007

8. We have updated our quarterly financial statements for the period ending December 31, 2007.

Statements of Cash Flow, page 37

9.  We have revised loan to shareholder account within cash flows from investing activities rather than cash flows from operating activities.

Note 3 – Due from Shareholder, page 42

10.  Due from shareholder amounted to $5,874 and $36,028 as of June 30, 2008 and March 31, 2008, respectively. The amount is due on demand from Mr. Smith, unsecured, and interest free and due on demand from the President and Chief Executive Officer of the Company.

Independent Accountants’ Report, page 45

11. We have included the March 31, 2007 restated audit and March 31, 2008 audit reports.  We have removed the March 31, 2006 audit report.

Financial Statements for Fiscal Year Ended March 31, 2007, page 46

12.  Not relevant – not included in S-1.

13.  Not relevant – not included in S-1.

14.  We have removed from the following Risk Factor section on page 6, as the company is not a development stage company:

“ The fact that we are in the early development of our company and that we have only generated limited revenue since our incorporation raises substantial doubt about our ability to continue as a going concern.
 We are in the development stage and have generated limited revenues since our inception on February 14, 2006. Since we are still in the early stages of developing our company and because of the limited business operations as at March 31, 2007 there is no assurance we will continue profitably.”

Telephone:  713.851.1121

BELEZA LUXURY GOODS, INC.
5925 Kirby Drive, Suite E324
Houston Texas 77005

Statements of Operations, page 47

15.  We have made a change on the statements of operations.

Statement of Changes in Stockholders’ Equity, page 48

16.  We have made the changes on the statement of shareholders’ equity.

17.  This pertains to the March 31, 2006 audit period which is no longer included in our S-1 filing.  We have included our restated March 31, 2007 audit.

Statements of Cash Flows, page 49

18. Our previous auditor has adjusted to correct the cash flow statement for the year-ended March 31, 2006.

Note 3. Income taxes, page 53

19. Kindly, refer to the disclosure in Note 1. Organization and Description of Business, that indicates that the Company owns LLC’s, these entities are taxed as partnerships and therefore the income is, reported on the shareholder’s personal returns.

Note 5. Shipping and Handling Expenses, page 54

20. These items are a part of G and A and have been disclosed separately in the notes to the financial statements.

Undertaking, page 62

21. We have amended the undertaking to re-insert the undertaking described undertaking provided in subsection (a)(3).  We could not find where we made reference to Item 512(1)(6) of Regulations S-K therefore no other amendment.

Exhibit 5.1

22.  We have included the amended Opinion Letter.

If you have any questions, please do not hesitate to contact me at 713.851.1121.

Yours truly,

Beleza Luxury Goods, Inc.

/s/ Marcus Smith

Marcus Smith
President

Telephone:  713.851.1121